

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 15, 2017

David A. Cory
President and Chief Executive Officer
Eiger BioPharmaceuticals, Inc.
350 Cambridge Avenue, Suite 350
Palo Alto, CA 94306

  Re: Eiger BioPharmaceuticals, Inc.
    Registration Statement on Form S-3
    Filed December 8, 2017
    File No. 333-221972

Dear Mr. Cory:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Irene Paik at 202-551-6553 with any questions.

            Division of Corporation Finance
            Office of Healthcare & Insurance

cc: Glen Sato - Cooley LLP